UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b),

(c) and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)

IHS Markit Ltd.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

G47567105

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G47567105

1.	Names of Reporting Persons Intertrust Employee Benefit Trustee Limited as trustee of the Markit Group Holdings Limited Employee Benefit Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Channel Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 25,219,470
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 25,219,470
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,219,470
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.0%
12.	Type of Reporting Person (See Instructions) CO; HC

EXPLANATORY NOTE

This Amendment No. 1 to the Schedule 13G originally filed on February 18, 2015, is filed by Intertrust Employee Benefit Trustee Limited (“IEBTL”) for purposes of reporting that it has changed its name from Elian Employee Benefit Trustee Limited.

Item 1.

	(a)	Name of Issuer: IHS Markit Ltd. (the “Company”)

	(b)	Address of Issuer’s Principal Executive Offices: 4th Floor, Ropemaker Place 25 Ropemaker Street London, England EC2Y 9LY

Item 2.

	(a)	Name of Persons Filing: Intertrust Employee Benefit Trustee Limited as trustee of the Markit Group Holdings Limited Employee Benefit Trust.

	(b)	Address of Principal Business Office or, if none, Residence: 44 Esplanade, St Helier, Jersey JE4 9WG, Channel Islands

	(c)	Citizenship: Jersey, Channel Islands

	(d)	Title of Class of Securities: Common Stock, par value $0.01 per share (the “Common Shares”)

	(e)	CUSIP Number: G47567105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable as to EBT

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	X A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G); As to IEBTL.

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

	(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

(a) Amount beneficially owned: IEBTL, as the trustee of the EBT, has the shared power to vote, direct the voting of, dispose of and direct the disposition of all the Common Shares held by EBT.

(b) Percent of class: 6.0% (based on 421,946,796 Common Shares outstanding as of August 31, 2016, as reported in the Company’s Form 10-Q filed on October 7, 2016)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 25,219,470 (See Item 4(a))

(ii) Shared power to vote or to direct the vote 0

(iii) Sole power to dispose or to direct the disposition of 25,219,470 (See Item 4(a))

(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Item 4(a).

Item 8.	Identification and Classification of Members of the Group.

See Cover Pages, Item 2 and Item 3.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 20, 2017

INTERTRUST EMPLOYEE BENEFIT TRUSTEE LIMITED AS TRUSTEE OF THE MARKIT GROUP HOLDINGS LIMITED EMPLOYEE BENEFIT TRUST

By:	/s/ Donna Laverty
Name:	Donna Laverty
Title:	Authorised Signatory

By:	/s/ Tania Bearryman
Name:	Tania Bearryman
Title:	Director